Securities and Exchange Commission
                             Washington, D. C. 20549
                                   FORM N-54A

        NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65
             OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO
                            SECTION 54(A) OF THE ACT

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:
NAME: EAST COAST VENTURE CAPITAL, INC.
      --------------------------------------------------------------------------

ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):
50 East 42nd Street, Suite 1301, New York, New York 10017
--------------------------------------------------------------------------------

TELEPHONE NUMBER (INCLUDING AREA CODE):  (212) 245-6460
                                        ----------------------------------------

NAME AND ADDRESS OF AGENT FOR SERVICE OF PROCESS: Zindel Zelmanovitch,
                                                 -------------------------------
President, East Coast Venture Capital, Inc., 50 East 42nd Street, Suite 1301,
--------------------------------------------------------------------------------
New York, New York 10017
--------------------------------------------------------------------------------

         CHECK ONE OF THE FOLLOWING:

         [ X ] The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: October 7, 1998.
                    ------------------

         [ ] The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the subsidiary of the company:

         The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Act; and that it will make a available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and the state of New York on the 7th day of October, 1998.

                        EAST COAST VENTURE CAPITAL, INC.

                        By: /s/ Zindel Zelmanovitch
                           -----------------------------------
                                Zindel Zelmanovitch, President



Attest: /s/ Nathan Berney
       -----------------------------
            Nathan Berney, Secretary